May 20, 2021

VIA EDGAR and email

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Keira Nakada

Rufus Decker

Re: TriNet Group, Inc.

Form 10-K for the fiscal year ended December 31, 2020

Filed February 16, 2021

File No. 001-36373

Dear Ms. Nakada and Mr. Decker:

We received your letter dated April 29, 2021 (the “letter”) setting forth comments from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “SEC”) with respect to our above-referenced report filed under the Securities Exchange Act of 1934. Our responses to your comments are set forth below. References to “we”, “our”, “TriNet” and “the Company” refer to TriNet Group, Inc. and its consolidated subsidiaries.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 34

1.	In presenting net service revenues and net insurance service revenues, you comingle revenues and expenses and state that these non-GAAP measures provide a comparable basis of revenues on a net basis. Please tell us why you believe these non-GAAP measures do not substitute individually-tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

As requested, we have considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and related Staff guidance. In considering Question 100.04, we respectfully point out that our use of net service revenues (NSR) and net insurance services revenue (NISR) does not accelerate the recognition of any revenue in any period or alter net income in any way. Instead, our inclusion of NSR and NISR are intended to provide investors additional transparency and to facilitate an additional means for investors of analyzing our results.

One Park Place, Suite 600, Dublin, CA 94568

Phone 866.344.6688 • Fax 510.352.6480 • TriNet.com

We believe that our non-GAAP financial measures, NSR and NISR, constitute supplemental measures that are necessary for an understanding of our results of operations and are therefore both appropriate and helpful for our investors under Regulation S-K and related SEC guidelines and interpretations pertaining to MD&A disclosures. We believe that these measures do not substitute individually-tailored recognition and measurement methods for those of GAAP, but instead provide investors with important key financial performance indicators that are utilized by management to assess our operating results, evaluate the business and make operational decisions on a prospective basis. For example, we use NSR to help manage our consolidated operating expenses for our different business functions and we have used the measure in the determination of incentive compensation for management. NISR helps investors understand our pricing to risk performance. As a result, investors benefit from our disclosure of these non-GAAP measures. NSR is also important because the revenue recognition methods under GAAP for our professional services revenues and insurance service revenues differ in that the former is recognized net of client payroll costs while the latter is recognized on a gross basis. While these methods of revenue recognition are appropriate, our disclosure of NSR enables investors to quickly grasp the net amount of revenue we retain after consideration of the variable, worksite employee (WSE)-related insurance costs incurred to generate such revenue.

Although we have historically compared and reconciled these measures to our GAAP revenue, in reviewing the Staff guidance we believe that it may be appropriate to instead compare NSR and NISR to gross margin, which is defined in the FASB Master Glossary as “The excess of sales over cost of goods sold. Gross margin does not consider all operating expenses.” While we have not previously disclosed GAAP gross margin, we believe this is the most directly comparable measure other than GAAP revenue because GAAP gross margin includes all the components that we use to calculate NSR and NISR. Therefore, to avoid any implication that NSR and NISR substitute individually-tailored recognition and measurement methods for those of GAAP revenue, while still providing investors with important key financial performance indicators, in future filings, beginning with our next earnings release and Quarterly Report on Form 10-Q after the Staff’s comments have been resolved, we propose to rename NSR and NISR and modify our disclosure to compare and reconcile such measures to GAAP gross margin as follows:

One Park Place, Suite 600, Dublin, CA 94568

Phone 866.344.6688 • Fax 510.352.6480 • TriNet.com

Non-GAAP Measure	Definition	How We Use The Measure
Net Service ~~Revenues~~ Margin	• ~~Sum of professional service revenues and Net Insurance Service Revenues, or~~ Gross margin excluding cost of providing services and depreciation and amortization.

• ~~Provides a comparable basis of revenues on a net basis. Professional service revenues are presented net of client payroll costs whereas insurance service revenues are presented gross of insurance costs for financial reporting purposes.~~

• Provides a measure of the adjusted gross margin earned by us after deduction of the variable, WSE-related insurance costs incurred, excluding our controllable cost of providing services and non-cash depreciation and amortization, and is comparable to GAAP gross margin.

• Acts as the basis to allocate resources to different functions and evaluates the effectiveness of our business strategies by each business function.

• Provides a measure, among others, used in the determination of incentive compensation for management.

Net Insurance Service ~~Revenues~~ Margin	• Net service margin excluding professional services revenue

• Is a component of Net Service ~~Revenues~~ Margin.

• ~~Provides a comparable basis of revenues on a net basis. Professional service revenues are presented net of client payroll costs whereas insurance service revenues are presented gross of insurance costs for financial reporting purposes.~~ Helps our investors understand our pricing to risk performance by providing a measure of the adjusted gross margin earned by us, that excludes professional services revenue, our controllable cost of providing services and non-cash depreciation and amortization. ~~Under GAAP, insurance service revenues and costs are recorded gross as we have latitude in establishing the price, service and supplier specification~~

	Year Ended December 31,
(in millions)	2020		2019		2018
Total revenues		$4,034		$3,856		$3,503
Less: Insurance costs		2,979		2,927		2,610
Less: Cost of providing services		262		245		229
Less: Depreciation and amortization		AA		BB		CC
Gross margin	$	XX	$	XX	$	XX
Add: Depreciation and amortization		AA		BB		CC
Add: Cost of providing services		262		245		229
Net Service Margin		$1,055		$929		$893
Less: Professional services revenue		544		530		487
Net Insurance Services Margin		$511		$399		$406

One Park Place, Suite 600, Dublin, CA 94568

Phone 866.344.6688 • Fax 510.352.6480 • TriNet.com

2.	Please remove adjusted EBITDA margin from your filing or use total revenues, rather than net service revenues, in the denominator of its computation.

We respectfully advise the Staff that we believe that the Company’s current presentation of Adjusted EBITDA margin is appropriate, particularly given the modified Net Service Margin disclosure we propose to use in our future filings. As noted above, we propose to disclose the relationship between Net Service Margin and GAAP gross margin in our future filings. We believe that using a ratio of Adjusted EBITDA tied to a measure of adjusted gross margin is more appropriate for our investors than using a ratio of Adjusted EBITDA to total revenue. The Company’s existing calculation provides investors with an understanding of our overall performance by eliminating the impact that results when WSE health benefit elections drive changes in GAAP insurance service revenue and GAAP insurance costs, without a corresponding change to Net Service Margin.

Our GAAP insurance service revenues and GAAP insurance costs vary with and are primarily related to each other. Our GAAP insurance services revenues include fees collected from clients that relate to health benefit services and that are withheld from payroll payments we make to our WSEs, while our GAAP insurance costs include premiums and reimbursement of claims paid to insurance carriers. Throughout the year, WSEs may make changes in their health benefit elections, due to benefits open enrollment or life status changes. These changes may include selecting higher deductible, lower fee plans; selecting lower deductible, higher fee plans; waiving coverage; electing coverage; or adding or removing dependents. These changes in health benefit elections by WSEs cause increases or decreases in our GAAP insurance services revenue, with corresponding increases or decreases in our GAAP insurance costs. Because of these WSE-controlled benefit election changes, if we instead use total revenues without consideration of insurance costs when calculating Adjusted EBITDA Margin, we create a one-sided view of the impact of WSE health benefit elections. As illustrated below, in a hypothetical scenario where WSE’s elect health benefits that decrease the Company’s total insurance service revenues by $500, the Staff’s requested calculation would show increased relative Adjusted EBITDA Margin even though our Net Service Margin remains consistent (and vice versa). This outcome has the potential to result in significant variation in our reported Adjusted EBITDA Margin when in fact the net amount of margin available to pay operating expenses has not changed.

One Park Place, Suite 600, Dublin, CA 94568

Phone 866.344.6688 • Fax 510.352.6480 • TriNet.com

	Year Ended	Illustrative Example Using
	December 31,	Changes in Insurance Services
(in millions)	2020	Revenue and Costs

Change in insurance services revenue		$(500)	$500
Change in insurance costs		$(500)	$500

Professional services revenue	$544	$544	$544
Insurance services revenue	3,490	2,990	3,990
Total revenues	$4,034	$3,534	$4,534
Less: Insurance costs	2,979	2,479	3,479
Net Service Margin	$1,055	$1,055	$1,055

Adjusted EBITDA Margin / Net Service Margin
Numerator: Adjusted EBITDA	$468	$468	$468
Denominator: Net Service Margin	1,055	1,055	1,055
Adjusted EBITDA Margin	44%	44%	44%

Adjusted EBITDA Margin / Total Revenue
Numerator: Adjusted EBITDA	$468	468	468
Denominator: Total revenue	4,034	3,534	4,534
Adjusted EBITDA Margin	12%	13%	10%

To avoid the result above, which we believe will confuse a user of our financial statements, we have concluded that in future filings, beginning with our next earnings release and Quarterly Report on Form 10-Q after the Staff’s comments have been resolved, we propose to modify our disclosures as follows:

Adjusted EBITDA	• Net income, excluding the effects of: - income tax provision, - interest expense, bank fees and other, - depreciation, - amortization of intangible assets, and - stock based compensation expense.

•  Provides period-to-period comparisons on a consistent basis and an understanding as to how our management evaluates the effectiveness of our business strategies by excluding certain non-cash charges such as depreciation and amortization, and stock-based compensation recognized based on the estimated fair values. We believe these charges are either not directly resulting from our core operations or not indicative of our ongoing operations.

• Enhances comparisons to prior periods and, accordingly, facilitates the development of future projections and earnings growth prospects.

• Provides a measure, among others, used in the determination of incentive compensation for management.

• We also sometimes refer to Adjusted EBITDA margin, which is the ratio of Adjusted EBITDA to Net Service ~~Revenue~~ Margin.

One Park Place, Suite 600, Dublin, CA 94568

Phone 866.344.6688 • Fax 510.352.6480 • TriNet.com

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (510) 352-5000 with any questions or comments regarding this letter.

Respectfully submitted,

TriNet Group, Inc.

/s/ Kelly Tuminelli

By: Kelly Tuminelli

EVP, Chief Financial Officer and Principal Financial Officer

Cc:

Burton M. Goldfield, President and Chief Executive Officer

Samantha Wellington, SVP, Chief Legal Officer

Jonathan Lee, VP, Chief Accounting Officer

James Bodner, Deloitte & Touche LLP

Sarah K. Solum, Freshfields Bruckhaus Deringer LLP

One Park Place, Suite 600, Dublin, CA 94568

Phone 866.344.6688 • Fax 510.352.6480 • TriNet.com